U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File No.: 001-04192

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Executive Officer and Chief Financial Officer

Date:	March 7, 2022

NEWS RELEASE

Scully Royalty Ltd. 1 (844) 331 3343 info@scullyroyalty.com

Scully Royalty Provides Corporate Update

Hong Kong, March 7, 2022 - Scully Royalty Ltd. (NYSE: SRL) ("Scully") today announced that its subsidiary, Merkanti Holding plc (“Merkanti”), the parent of Merkanti Bank Ltd. (“Merkanti Bank”) has signed a definitive agreement to acquire Sparkasse (Holdings) Malta Ltd. a company registered in Malta (“Sparkasse Holdings”), the parent of Sparkasse Bank Malta plc (“Sparkasse Bank”).

Upon closing of this transaction, and subject to regulatory approval, it is the intention to merge Sparkasse Bank and Merkanti Bank, in order to form a larger independent institution with projected pro-forma combined Own Funds based upon 31st December 2021 figures of approximately Euro 60 Million, total assets of Euro 1.1 billion, assets under custody of Euro 8.1 Billion and revenues of Euro 17 million.

Mr. Paul Mifsud, CEO and Managing Director of Sparkasse Bank Malta, will become the President and Chief Executive Officer the merged bank. and a Director of Merkanti Holding plc upon closing.

This transaction will provide Merkanti with an increased scale, operational scope and a broader service offering to pursue its strategy as a standalone merchant banking institution, furthering Scully's previously announced strategy to focus on its iron ore royalty interest while seeking to rationalize its industrial and merchant banking assets.

Description of Sparkasse Bank:

Sparkasse Bank is a public limited liability company registered in Malta. Sparkasse Bank is licensed by the Malta Financial Services Authority to carry out the business of banking in terms of the Banking Act (Malta), to provide investment services and custody and depositary services in terms of the Investment Services Act (Malta), and is authorised to act as custodian of retirement schemes in terms of the Retirements Pensions Act (Malta).

Founded in 2000, Sparkasse Bank is a leading custody and depositary provider in Europe, operating under four licenses:

-	Credit Institution License
o	Corporate & Private bank accounts, term deposits, online banking
o	Payment services: SEPA, SWIFT, and TARGET connectivity

-	Investment Firm License
o	Execution and receipt of transmission of orders
o	Settlement, custody and asset servicing
o	Investment advisory and non-advisory services
o	Foreign exchange services

-	Depositary License
o	Depositary Services for Alternative Investment Funds (“AIF”) and Undertakings for the Collective Investment in Transferable Securities (“UCITS”)

-	Registered Custodian License
o	Custody Services for retirement schemes under the Retirement Pensions Act (Malta) (Chapter 514 of the laws of Malta)

In addition, Sparkasse Bank has a branch in Dublin, Ireland, that provides depositary services to collective investment schemes and is authorized by the Central Bank of Ireland to act as depositary to Irish authorized investment funds.

Sparkasse Bank Key Figures:

Additional information on Sparkasse Bank, including financial statements, can be found at www.sparkasse-bank-malta.com. Historical financial information regarding Sparkasse Bank has been provided for illustrative purposes and is not necessarily indicative of future results.

Transaction Details

Merkanti is acquiring Sparkasse Holdings from Anteilsverwaltungssparkasse Schwaz and the total consideration is approximately equal to the net tangible asset value of Sparkasse Holdings, less certain adjustments, and includes (i) a cash payment at closing of the transaction, (ii) three consecutive annual payments of EUR 2.5 million; and (iii) a contingent payment, payable solely upon the recovery (if any) of an asset of Sparkasse Bank which was previously written off in its entirety. The consideration is expected to be satisfied through cash on hand and available liquidity within the Company’s group.

The transaction is conditional upon the satisfaction of certain customary conditions precedent such as regulatory approval from various regulators, including the European Central Bank, the Malta Financial Services Authority and the Central Bank of Ireland. The acquisition is currently expected to be concluded in the second half of calendar year 2022.

Dividend Policy

In April 2021, the Company announced that it was determined to focus its efforts on enhancing shareholder value and maximizing earnings and dividends to its shareholders based upon its iron ore royalty interest. Aligned with this focus, the Company announced that its board of directors had approved a cash dividend policy intended to maximize potential future dividends payable to holders of common shares. after consideration of the Company's financial position, operating results, ongoing working capital requirements and other factors.

In February 2022, the Company declared its first dividend of C$0.25 (US$0.18) per share, which was paid on March 4, 2022.

The Sparkasse Bank acquisition is not expected to have an impact on future cash dividends based upon the Company’s iron ore royalty interest. To the extent that Merkanti’s operations achieve greater scale to operate as a standalone entity, it is currently expected that this transaction will enhance the ability to fund cash distributions to Scully’s shareholders over time.

Executive Statement

“We are pleased to expand Merkanti's footprint in Malta with the acquisition of Sparkasse Bank Malta,” said Samuel Morrow, Chief Executive Officer of Scully Royalty Ltd. “With the additional scale and operational scope provided by this transaction, our plans to rationalize our merchant banking segment gain more momentum, consistent with our corporate goal to maximize cash distributions to shareholders based on our iron ore royalty interest.”

About Scully Royalty Ltd.

Scully Royalty Ltd. is a New York Stock-exchange listed company (ticker: SRL) whose core asset is a 7% net revenue royalty interest in the Scully iron ore mine in Newfoundland & Labrador, Canada.

Scully Royalty Ltd. Stakeholder Communications

Scully Royalty Ltd. management welcomes any questions you may have and looks forward to discussing this transaction with stakeholders. Further:

-	stakeholders are encouraged to read our entire half-year report, which includes our unaudited financial statements and management's discussion and analysis, for the six months ended June 30, 2021, for a greater understanding of our business and operations; and

-	direct any questions regarding the information in this news release to our North American toll-free line at 1 (844) 331 3343 or email info@scullyroyalty.com to book a conference call with our senior management.

Forward-Looking Statements

This news release contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including expections regarding the proposed transaction, SRL's and Merkanti's respective strategies and business plans and any other statements regarding beliefs, expectations or intentions regarding the future. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, revenues, performance or achievements to differ materially from expectations include, among other things: (i) economic and market conditions; (ii) risks inherent to litigation or operations; (iii) any inability to satisfy conditions to the transaction, including obtaining requisite regulatory approval; (iv) any inability to realize the expected benefits and synergies of the proposed transaction; and (v) other factors beyond SRL's and Merkanti's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, neither SRL nor Merkanti is under any obligation and they each expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties is set out in the "Risk Factors" section of SRL's most recent Annual Report on Form 20-F and its other public disclosure documents available under its profile at www.sec.gov.

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